UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

PENNYMAC FINANCIAL SERVICES, INC.
(formerly known as New PennyMac Financial Services, Inc.)

(Name of Issuer)

Common Stock,
par value $0.0001 per share
(Title of Class of Securities)

70932M107
(CUSIP Number)

David Maryles
Managing Director
BlackRock, Inc.
55 East 52nd Street
New York, NY 10055
(212) 810-5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70932M107

1	NAMES OF REPORTING PERSONS
BLACKROCK, INC. (TIN: 23-0174431)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
16,026,090

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
16,030,399

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,030,399

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.7%

14	TYPE OF REPORTING PERSON (See Instructions)
HC

EXPLANATORY NOTE:

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D (as amended, the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on February 28, 2014, as amended by Amendment No. 1 filed on August 6, 2018 (“Amendment No. 1”), by and on behalf of BlackRock, Inc. (the “Reporting Person”).

As described in Amendment No. 1, on August 2, 2018, PennyMac Financial Services, Inc., a Delaware corporation (“Old PennyMac”), entered into a Contribution Agreement and Plan of Merger (the “Reorganization Agreement”) with various parties including, among others, New PennyMac Financial Services, Inc., a Delaware corporation (the “Issuer”), and BlackRock Mortgage Ventures, LLC (“BLK MV”), an indirect wholly owned subsidiary of BlackRock, Inc. (the “Reporting Person”).  The Reorganization Agreement provided that Old PennyMac would reorganize under a new public holding company, eliminate its “Up-C” structure and transition to a single class of common stock held by all stockholders.

On November 1, 2018, the transactions contemplated by the Reorganization Agreement (the “Reorganization”) were completed.  The Issuer succeeded to Old PennyMac as a public-reporting company pursuant to Rule 12g-3 under the Securities Exchange Act of 1934, and changed its name to PennyMac Financial Services, Inc.  All shares of Class A common stock of Old PennyMac were converted on a one-for-one basis into Common Stock, par value $0.0001 per share (“Common Stock”) of the Issuer, and all shares of Class B common stock of Old PennyMac were cancelled.

In addition, Class A units (the “Class A Units”) of Private National Mortgage Acceptance Company, LLC, a subsidiary of Old PennyMac, that were held by certain persons, including BLK MV, were contributed and exchanged on a one-for-one basis for shares of Common Stock.

Item 1.	Security and Issuer

This Amendment No. 2 (this “Amendment”) amends the Schedule 13D and relates to the Issuer and the Common Stock, as the successors to Old PennyMac and its Class A common stock.  The principal executive offices of the Issuer are located at 3043 Townsgate Road, Westlake Village, California, 91361.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

In the Reorganization, (i) 13,760,647 Class A Units held by BLK MV were exchanged for 13,760,647 shares of Common Stock, (ii) 1,800,000 shares of Class A common stock of Old PennyMac held by BLK MV were converted into 1,800,000 shares of Common Stock, and (iii) 469,752 shares of Class A common stock of Old PennyMac held by the Reporting Person in its role as an investment adviser for certain client accounts were converted into 469,752 shares of Common Stock.  See the Explanatory Note.

Also, the Issuer entered into an amended and restated stockholder agreement with BLK MV, having nearly identical terms to the Stockholder Agreement (as defined and described in the Original Schedule 13D), and an amended and restated registration rights agreement with BLK MV and certain other persons, having nearly identical terms to the Registration Rights Agreement (as defined and described in the Original Schedule 13D).

Item 5.	Interest in Securities of the Issuer

Items 5(a) and (b) of the Schedule 13D are hereby amended and restated as follows:

The Reporting Person beneficially owns an aggregate of 16,030,399 shares of Common Stock. Of these, 469,752 shares are held by the Reporting Person in its role as an investment adviser for certain client accounts (the “Client Securities”) and 15,560,647 shares are held indirectly through BLK MV (the “Reporting Person Securities”).

The Reporting Person Securities and the Client Securities represent, in the aggregate, 20.7% of the total number of outstanding shares of Common Stock.  The ownership percentage set forth above is based on 77,490,572 shares of the Common Stock outstanding as of November 1, 2018, as set forth in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 2, 2018.

The Reporting Person has the sole power to vote and dispose of the shares of Common Stock that it beneficially owns other than 4,309 shares held for clients who have retained sole voting power over such shares.

Items 5(c) of the Schedule 13D is hereby amended as follows:

On November 1, 2018, in the Reorganization, BLK MV acquired 13,760,647 Common Stock in exchanged for 13,760,647 Class A Units.  See the Explanatory Note and Item 4.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following:

On November 1, 2018, BLK MV entered into the Amended and Restated Stockholder Agreement and the Amended and Restated Registration Rights Agreement.  See Item 4.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following:

Exhibit Number	Description

10.1
Amended and Restated Stockholder Agreement, dated November 1, 2018, by and among PennyMac Financial Services, Inc., New PennyMac Financial Services, Inc., and BlackRock Mortgage Ventures, LLC (incorporated by reference to Exhibit 10.2 of PennyMac Financial Services, Inc.’s Current Report on Form 8-K, filed on November 1, 2018) (File No. 001-38727)

10.2
Amended and Registration Rights Agreement, dated November 1, 2018, by and among PennyMac Financial Services, Inc., New PennyMac Financial Services, Inc., and the Holders (incorporated by reference to Exhibit 10.4 of PennyMac Financial Services, Inc.’s Current Report on Form 8-K, filed on November 1, 2018) (File No. 001-38727)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 5, 2018

BLACKROCK, INC.

By:	/s/ David Maryles
Name: David Maryles
Title: Attorney-in-fact